TRAQ, Inc.



ANNUAL REPORT

1930 Kellogg Avenue

Carlsbad, CA 92008

(442) 325-5222

www.traq.health

This Annual Report is dated May 2, 2022.

BUSINESS

Initially developed for the US Air Force in advanced biotechnology research labs with over $32M of government funding prior to company formation, TRAQ™ has made the jump from lab-to-market with the ability to measure your health & wellness using non-invasive saliva tests in real-time. Personalized diagnostics. No blood. No pain. All gain.

With its handheld point-of-care-testing device (POCT), TRAQ™ can accurately measure wellness areas such as fitness, stress, sleep, energy, and heart health quickly and safely wherever you are. It's accurate (within FDA requirements), fast (seconds to minutes), economical (only a few dollars per test), connected (for tracking, sharing, or to seek actionable tips for improvement), and upcyclable (test cartridges are single use but can be rejuvenated through TRAQ's upcycling program).

Validated by sponsored third-party clinical trials and field tested by Olympic athletes (past and present), TRAQ is getting ready to scale production of its handheld POCT device and test cartridges.

As it turns out, all the biomarkers in blood that are used to measure your health & wellness (e.g. lactate, glucose, cholesterol, estrogen, cortisol, etc.) are also in saliva, albeit at a lower concentration. Research performed over the past 15 years now allows us to measure these low biomarker concentrations with incredible accuracy. Instead of expensive, inconvenient and perhaps scary blood tests, TRAQ offers the ability to measure your health & wellness using non-invasive saliva tests. True personalized healthcare is not on the horizon, it's here.

TRAQ's first products are Energy and Hydration tests. These tests use saliva to give users real-time feedback about their health. Beyond Energy and Hydration, TRAQ™ is developing similar tests for Nutrition (vitamins, minerals), Recovery and Burn (fat reduction). And why stop there? Using TRAQ's already developed technology, Dr. Mom or Dr. Dad are now empowered without having to worry about whether the kids have a cold or more serious strep throat. TRAQ™ can even provide more personalized test cartridges for heart health or women's health, for example. Going further, bespoke test cartridges for individuals are possible that focus only on YOUR health. And with that same technology, TRAQ™ can not only provide first world personalized diagnostics but can also test the bane of third world countries - malaria, tuberculosis and HIV. Even pet health is part of the non-invasive health & wellness testing wave envisioned by TRAQ.™ Currently, our Energy development test is complete and going into production now and our hydration test is about 3-4 months from production and is going through the final stages of development.

TRAQ™ has three revenue streams:

1) Direct product sales through partner channels (co-branded) for both the handheld sensor - the "Stone" - and the test cartridges. These test cartridges are both single purchase as well as subscription-based;

2) Freemium model, with test results made available for free, and premium tiers offering both actionable insights (helping answer the question "What do I did with these results?") and live connection with coaches for more specific help;

3) While users own all their data and can share with whomever they wish, TRAQ™ offers discounts on future purchases if users agree to share their anonymized data. This data can be used by scientists and researchers for general population health or even tracking outbreaks...or pandemics.

TRAQ was initially formed as a Delaware LLC, Mounthsense LLC, and has recently converted to a Delaware C Corp. The firm has no subsidiaries or affiliates.

TRAQ - Own Your Health.™

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $3,400,000.00

Number of Securities Sold: 944,444

Use of proceeds: Product development, continued research (internal, UCSD labs), team growth, minimal marketing.

Date: January 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,195,608.21

Number of Securities Sold: 332,113

Use of proceeds: Continued product development, marketing efforts related to securing go-to-market partners, minimal expense on research related to additional biomarkers.

Date: October 01, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

TRAQ is an advanced materials and biotechnology company specializing in non-invasive, electrochemical-based biomarker sensing technology in a handheld POCT (point-of-care test) form or smaller, with upcyclable test cartridges and a smartphone app used in measuring several general health & wellness areas: Energy, Recovery, Hydration, Nutrition and fat Burn. Applications of such sensors include: fitness & lifestyle for both the professional and amateur athlete, as a non-portable device for families general health, for corporate wellness or workplace compliance, and as a clinical tool in the telemedicine space.

The Company is pre-revenue but currently negotiating a co-branded launch for late 2021 with several potential go-to-market partners in online retail, sports & fitness, personalized diagnostics and the pharmaceutical spaces. The intent is to begin with online sales (e.g. Amazon, Walmart, etc.) followed by expansion into "big box" brick and mortar channels (e.g. Target, Kohl's Best Buy, etc.). The Company may or may not offer sales via its website.

No agreements are currently in place. Additional marketing will be conducted through our own website (www.traq.health); however, the primary source of marketing for the Company is to be digital advertising, such as through social media, search engines, and online Marketplaces. The Company will begin selling in the United States and other English-speaking countries. The Company works to protect and grow its market share through the use of patented technologies, better brand value propositions, and more compelling products.

At present day, there are several factors that affect the financial condition of the business and the result of its operations.

These include (but are not limited to):

• Fitness, activity and activity tracking trends in the United States.

• Personalized medicine and diagnostic trends in the US.

• Telemedicine trends worldwide.

• Non-blood, or alternate biofluid testing trends.

• Overall consumer trust of and demand for health & wellness POCT devices.

• Overall consumer demand for health-conscious products.

• The demand for retailers to carry offerings such as TRAQ's products.

• The demand for products sold through eCommerce channels.

• The overall digital advertising landscape and efficiency of advertising, including targeting capabilities, cost per thousand impressions, and conversion rates.

• The ability to advertise our products in compelling ways, which could be limited by rules related to privacy or competition on different platforms.

• The overall economy and the willingness of consumers to pay for health or fitness related products.

• The repeat purchase behavior of TRAQ customers and the percentage of revenue coming from repeat customers.

• The size of TRAQ's operating expenses relative to its net revenues.

TRAQ has limited control over most of these factors. Further, these factors could change as the business and its environment changes.

Historical results and cash flows:

Note that all financials are internally generated by management and that the figures above have been reviewed by third-party certified public accountants in accordance with GAAP principles.

In 2019, the Company had a net loss of $1,109,987. Net cash flow was positive $68,468. As of December 31, 2019, the Company had total assets of $126,021 and total liabilities of $1,017,035.

In 2020, the Company had a net loss of $608,007. Net cash flow was negative $99,071. As of December 31, 2020, the Company had total assets of $39,190 and total liabilities of $342,245.

In late 2019 and early 2020, TRAQ was actively fundraising for a Series A round via both convertible note and equity financing through private placement. $1,150,000 was raised via convertible notes during this time. After seeing positive results of convertible note fundraising, the onerous terms imposed by prospective venture investing firms and an initially seismic economic shift due to COVID-19, TRAQ decided to postpone equity fundraising until after Q2 '21, continuing with fundraising only via convertible notes and focusing on reducing cash burn until economic certainly returned.

In early Q2 '20, the Company reacted to worldwide health and safety concerns brought about by the COVID pandemic and postponed its clinical trials. With still limited economic certainly by late Q3 '20, TRAQ began its clinical trial under heavily modified safety protocols as noted in both IRB submissions and actual practice. These requirements added significant cost and time to the clinical trials, but trials were complete by January 2021. The trail postponement added time to the originally intended launch, in essence pushing the soft launch into mid-2021 and hard launch into 2022. Further, the impact of switching off worldwide economies and the spotty attempts at turning them back on also lead to significant impacts on supply chains, notable those of semiconductors, which the Company relies on for all its products.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $15,663.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: UCSD, Office of I & C

Amount Owed: $22,795.61

Interest Rate: 0.0%

Creditor: The Pelagic Group

Amount Owed: $376,258.98

Interest Rate: 0.0%

Creditor: SmartFoam, LLC

Amount Owed: $17,800.00

Interest Rate: 0.0%

Creditor: NWV Properties, LLC

Amount Owed: $12,900.00

Interest Rate: 0.0%

Creditor: NWV Opportunity Fund II, LP

Amount Owed: $50,834.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jeff Slosar

Jeff Slosar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: February 19, 2016 - Present

Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision. Previous to the COVID pandemic, Jeff received $240K per year in the role. During the COVID pandemic, Jeff has received $0 in this role.

Other business experience in the past three years:

Employer: NextWave Ventures

Title: Managing Director.

Dates of Service: February 15, 2011 - Present
Responsibilities: The Fund is currently in stasis as all Principals manage individual portfolio companies. Jeff does not actively participate in the fund at this stage, this is approximately 1-2 hours a week.

Other business experience in the past three years:

Employer: SmartFoam Inc.

Title: Director

Dates of Service: September 28, 2021 - Present
Responsibilities: Advisor to management during transition to full dedicated C-suite.

Other business experience in the past three years:

Employer: SmartFoam LLC

Title: Chief Executive Officer

Dates of Service: March 12, 2020 - September 27, 2021
Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision.

Name: Dr. Santhosh Padmanabhan

Dr. Santhosh Padmanabhan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director - Research and Development

Dates of Service: October 24, 2016 - Present

Responsibilities: Development of novel solutions to measuring fitness, health & wellness in a non-invasive, rapid manner. In this role, Dr. Padmanabhan is paid $110K, however during the pandemic, this was reduced to $85K.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: NWV Opportunity Fund II, LP (GP is NWV General Partner, LLC. Jeff Slosar is the Managing Partner and majority owner (20%)).

Amount and nature of Beneficial ownership: 944,444

Percent of class: 43.0

Title of class: Common Stock

Stockholder Name: Pelagic Group, LLC (Jeff Slosar, Managing Director and majority owner 99.9%)

Amount and nature of Beneficial ownership: 760,000

Percent of class: 34.6

RELATED PARTY TRANSACTIONS

Name of Entity: The Pelagic Group

Names of 20% owners: Jeff Slosar; Heather Slosar

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: MouthSense owes an intercompany payable to The Pelagic Group in the amount of $ 376,258,98.

Material Terms: None

Name of Entity: SmartFoam, LLC

Names of 20% owners: The Pelagic Group; NWV Opportunity Fund II, LP

Relationship to Company: MouthSense and SmartFoam are both >20% owned by the same entities (The Pelagic Group & NWV Opporunity Fund II, LP)

Nature / amount of interest in the transaction: MouthSense owes an intercompany payable to SmartFoam, LLC in the amount of $ 17,800.00.

Material Terms: None

Name of Entity: NWV Properties, LLC

Names of 20% owners: NWV Opportunity Fund II, LP

Relationship to Company: NWV Properties, LLC is a vendor of MouthSense's as well as being 100% owned by NWV Opportunity Fund II, LP which is a >20% owner in MouthSense, LLC.

Nature / amount of interest in the transaction: MouthSense owes an intercompany payable to NWV Properties, LLC in the amount of $ 12,900.00.

Material Terms: None

Name of Entity: NWV Opportunity Fund II, LP

Names of 20% owners: Italsap Investments, Inc.

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: MouthSense owes an intercompany payable to NWV Opportunity Fund II, LP in the amount of $50,834.00.

Material Terms: None

OUR SECURITIES

The company has authorized Common Stock, Non-Voting Common Stock, Preferred Stock, Series AA Preferred Stock, and Convertible Note - 1. As part of the Regulation Crowdfunding raise, the Company will be offering up to 36,922 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,319,890 outstanding.

Voting Rights

3. Voting Rights. (a) General Rights. Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights. (b)

Cumulative Voting. As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. (c) Series AA Preferred Stock Protective Provisions. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation; (ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption; (iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; (iv) effect any merger or consolidation or any other Liquidation Event; or (v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

Material Rights

Please refer to the rights of Preferred Stock and Series AA Preferred Stock which may affect the liquidation or conversion rights of Non-Voting Common Stock.

Stock Options

The total amount outstanding includes 200,000 of shares to be issued pursuant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Please refer to the rights of Preferred Stock and Series AA Preferred Stock which may affect the liquidation or conversion rights of Non-Voting Common Stock.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

3. Voting Rights. (a) General Rights. Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights. (b) Cumulative Voting. As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the

candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. (c) Series AA Preferred Stock Protective Provisions. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation; (ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption; (iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; (iv) effect any merger or consolidation or any other Liquidation Event; or (v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

Material Rights

2. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in the following manner:

(a) Preference. In the event of (i) any liquidation, dissolution, or winding up of the Corporation, whether voluntary or not, (ii) the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of the Corporation, (iii) the exclusive license of all or substantially all of the material intellectual property rights of the Corporation, or (iv) the acquisition of the Corporation by means of consolidation, corporate reorganization, merger or other transaction or series of related transactions in which shareholders of the Corporation immediately prior to such transaction(s) do not own at least a majority of the outstanding voting securities of the successor entity (in each case, other than in connection with capital raising transactions undertaken in the ordinary course of business, or a reincorporation of the Corporation into another jurisdiction) (each, a "Liquidation Event"), distributions to the Corporation's shareholders shall be made in the following manner:

(i) The holders of Series AA Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or property of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to the greater of (A) the Original Series AA Price (as defined in Section 5(a) hereof) per share (appropriately adjusted for any Recapitalization Event with respect to such shares), for each share of Series AA Preferred Stock then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series AA Preferred Stock (collectively, the "Series AA Preference"); or (B) such amount per share as would have been payable to such holder thereof if such shares of Series AA Preferred Stock had been converted into Common Stock pursuant to Section 5 hereof immediately prior to a Liquidation Event. If upon the occurrence of such events, the assets and funds available for distribution are insufficient to permit the payment to the holders of Series AA Preferred Stock of such full Series AA Preference, then the entire assets and funds of the Corporation legally available for distribution to shareholders will be distributed among the holders of the Series AA Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to clause (A) of the preceding sentence of this Section 2(a)(i).

(ii) After payment has been made to the holders of Series AA Preferred Stock of the full amounts to which they are entitled pursuant to Section 2(a)(i) above, the remaining assets of the Corporation available for distribution to shareholders shall be distributed ratably among the holders of Common Stock, both voting ("Common Stock") and non-voting ("Non-Voting Common Stock.")

(b) Value of Securities and Property. The value of securities and property paid or distributed pursuant to this Section 2 shall be computed at fair market value at the time of payment to the Corporation or at the time made available to shareholders, all as determined by the Board of Directors in the good faith exercise of its reasonable business judgment, provided that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the Wall Street Journal or similar publication; and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(c) Right to Convert. Nothing hereinabove set forth shall affect in any way the right of each holder of Series AA Preferred Stock to convert such shares at any time and from time to time into Common Stock in accordance with Section 5 hereof.

(d) Consent for Certain Repurchases. In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California General Corporations Code (the "CGCL") shall not apply in all or in part with respect to such repurchases, and each holder of an outstanding share of Series AA Preferred Stock shall be deemed to have consented, solely for the purposes of Sections 502, 503 and 506 of the CGCL, to the distributions deemed to be made to such holders of Common Stock.

4. Conversion Rights. The holders of the Series AA Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Series AA Preferred Stock shall be convertible without the payment of any additional consideration by the holder thereof and, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent of the Corporation for the Series AA Preferred Stock. Each share of Series AA Preferred Stock shall be convertible at the conversion rate determined by dividing the Original Series AA Price by the Series AA Conversion Price (determined as provided herein) in effect at the time of conversion. The "Original Series AA Price" shall be $3.00 and the initial "Series AA Conversion Price" shall be $3.00. The number of shares of Common Stock into which each share of Series AA Preferred Stock may be converted is hereinafter referred to as the "Series AA Conversion Rate" of the Series AA Preferred Stock. The Series AA Conversion Price shall be subject to adjustment as set forth in Section 5(c) of this Article.

(b) Automatic Conversion. Each share of Series AA Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock at the then effective Series AA Conversion Rate immediately upon the earlier of:

(i) The written consent of the holders of more than fifty percent (50%) of the then outstanding Series AA Preferred Stock, voting together as a class; or.

(ii) The closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "Securities Act") covering the offer and sale of Common Stock (other than a registration on Form S-8, Form S-4 or comparable or successor forms), with aggregate gross proceeds (prior to underwriters' commissions and expenses) to the Corporation of at least $10,000,000 and a per share price of not less than three (3) times the Original Series AA Price (as appropriately adjusted for a Recapitalization.

Series AA Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward).

Material Rights

Please refer to the material rights listed under Preferred Stock which also apply to Series AA Preferred Stock.

Convertible Note - 1

The security will convert into Common equity and the terms of the Convertible Note - 1 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: October 01, 2021

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $24,000,000.00

Conversion Trigger: Automatically converts into Series A Preferred Stock upon Qualified Financing of $6,000,000 (including convertible notes). Automatically converts into Common Stock @ Post-Money Valuation of prior round ($7,850,000) if there is no Qualified Financing by Maturity.

Material Rights

Conversion.

(a) Qualified Financing. If a Qualified Financing occurs prior to the Maturity Date, this Note shall be automatically canceled on the date of the initial closing of a Qualified Financing, and the outstanding principal hereof, and, at the election of the Company, all accrued but unpaid interest thereon (the "Debt"), shall automatically convert into Shadow Preferred Stock as part of a Qualified Financing, upon the same terms and conditions (including compliance with securities laws) applicable to Standard Preferred Stock sold to the other participants in the Qualified Financing. The Holder agrees to execute all necessary documents in connection with the conversion of this Note and the Qualified Financing, including, but not limited to, a definitive stock purchase agreement and such other financing documents contemplated to be entered into by the other investors participating in the Qualified Financing, including any investor rights agreement. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date of conversion, by (y) the Qualified Financing Conversion Price. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00. Notwithstanding anything to the contrary in this Section 2(a) or elsewhere herein, the Company may, in its sole discretion, repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws. Accrued interest which is not converted into Qualified Securities in accordance with the provisions hereof, shall be paid to Holder as soon as practicable following the consummation of the Qualified Financing.

(b) Change in Control. In the event of a Change in Control prior to the Maturity Date or conversion of this Note pursuant to Section 2(a), all outstanding principal and unpaid accrued interest due on this Note shall, at the election of the Holder: (x) be repaid concurrently with the consummation of such Change in Control plus an additional payment equal to the original principal amount of this Note; or (y) converted into that number of shares of Common Stock, determined by dividing the sum of the outstanding principal and unpaid accrued interest due on this Note on such date, by the Change in Control Conversion Price. The Company will provide the Holder with written notice of the Change in Control at least ten (10) business days prior to the expected closing date of the Change in Control (the "Change in Control Notice"). The election of the Holder as to (x) or (y) hereof, shall be made by Holder's delivery to the Company of a written notice specifying such election, within seven (7) calendar days following receipt of a Change in Control Notice, failing which the election in respect thereof may be made by the Company.

(c) Common Conversion. In the event that (i) a Qualified Financing shall not have occurred on or before the Maturity Date, or (ii) a Change in Control shall not have occurred on or before the Maturity Date, then, notwithstanding anything herein to the contrary, the Debt shall automatically convert into shares of Common Stock as of the Maturity Date, at a per share price equal to the Common Conversion Price (the "Common Conversion"), provided, however, that, the Company may repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date immediately prior to the Maturity Date, by (y) the Common Conversion Price. Holder agrees to execute all documents that the Company deems reasonably necessary in connection with the conversion of this Note, including, but not limited to, a definitive stock purchase agreement and such other documents reasonably requested by the Company. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

TRAQ, Inc.

By   /s/ _JcMP_

     Name: TRAQ, Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS



TRAQ™

Financial Certification by Executive Officer

I, Jeff Slosar, the Chief Executive Officer of TRAQ, Inc. (EIN: 81-1458214), hereby certify that the financial statements of TRAQ, Inc. and notes thereto for the periods ending December 31, 2019, December 31, 2020 and December 31, 2021 (three years) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

TRAQ, Inc. has not yet filed its Federal tax return for 2021. However, no tax liability is expected for 2021. Also note that TRAQ, Inc. converted from a Delaware LLC, called MouthSense LLC, to a Delaware C Corp, called TRAQ Inc., during fiscal 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2022.

CEO

4/28/2022

www.TRAQ.health 1930 Kellogg Avenue, Carlsbad, CA 92008 t: 442-325-5222

TRAQ. Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

TRAQ Inc.
BALANCE SHEET
(UNAUDITED)

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
1000 · Cash	
Total 1000 · Cash	15,633.45
Total Checking/Savings	15,633.45
Other Current Assets	
Total 1150 · Other Receivable	40,152.81
Total Other Current Assets	40,152.81
Total Current Assets	55,786.26
Fixed Assets	
Total 1600 · Property & Equipment	86,385.32
Total 1700 · Accumulated Depreciation	-86,385.32
Total Fixed Assets	0.00
Total Other Assets	4,020.00
TOTAL ASSETS	**59,806.26**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Total Accounts Payable	43,380.73
Total Other Current Liabilities	567,125.82
Total Current Liabilities	610,506.55
Total Liabilities	610,506.55
Equity	
3000 · Shareholder Equity	
3200 · Common Stock	4,683,927.13
3300 · Additional Paid In Capital	2,390.69
Total 3000 · Shareholder Equity	4,686,317.82
3900 · Retained Earnings	-4,921,212.94
Net Income	-315,805.17
Total Equity	-550,700.29
TOTAL LIABILITIES & EQUITY	**59,806.26**

	Jan - Dec 21
Income	
Total 4000 · Revenue	33,000.00
Total Income	33,000.00
Cost of Goods Sold	
Total 5000 · Cost of Goods Sold	6,159.65
Total COGS	6,159.65
Gross Profit	26,840.35
Expense	
Total 6100 · Payroll	219,079.56
Total 6200 · Burdened Costs	74,850.33
Total 6000 · Payroll Costs	293,929.89
Total 7000 · Facility Costs	78,627.54
8000 · Other Costs	
Total 8100 · Research & Development	13,690.99
Total 8300 · Sales & Marketing	159.01
Total 8400 · General & Administrative	-55,248.93
8500 · ITDA	
8510 · Interest Expense	2,776.08
8520 · Taxes	1,638.49
8530 · Depreciation & Amortization	7,072.45
Total 8500 · ITDA	11,487.02
Total 8000 · Other Costs	-29,911.91
Total Expense	342,645.52
Net Income	**-315,805.17**

TRAQ INC.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(UNAUDITED)

	Jan - Dec 21
Balance - December 31, 2020	-303,114.00
Member Contribution	169,976.00
Net Income/(loss)	-315,805.00
Balance - December 31, 2021	-448,943.00

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-315,805.17
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1160 · Due from Inter-Company	-15,866.00
1190 · Due from StartEngine	-3,286.81
1390 · Prepaid Other	1,666.72
2000 · Accounts Payable	763.21
2220 · Due to Owner	228,276.56
2230 · Due to Inter-Company	21,025.00
2252 · Notes Payable	52,424.67
2262 · Interest Payable	2,060.25
Net cash provided by Operating Activities	-28,741.57
INVESTING ACTIVITIES	
1710 · Accum. Deprec. - Machinery	565.75
1720 · Accum. Deprec. - Hardware	57.59
1730 · Accum. Deprec. - Furniture	2,429.11
1850 · Accumulated Amortization	4,020.00
Net cash provided by Investing Activities	7,072.45
FINANCING ACTIVITIES	
2953 · Notes Payable - Other	-36,287.67
3200 · Common Stock	4,683,927.13
3510 · Investments	291,245.18
3900 · Retained Earnings	-4,906,953.39
Net cash provided by Financing Activities	31,931.25
Net cash increase for period	10,262.13
Cash at beginning of period	5,371.32
Cash at end of period	**15,633.45**

1.   NATURE OF OPERATIONS

Mouthsense, LLC was formed on February 04, 2016 in the state of Delaware. In 2021, the Company converted to a C Corp and formally changed its name to TRAQ, Inc. The financial statements of TRAQ Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

Initially developed for the US Air Force in advanced biotechnology research labs with over $32M of government funding, TRAQ™ has made the jump from lab-to-market with the ability to measure your health & wellness using non-invasive saliva tests in real-time. Personalized diagnostics.

With its handheld point-of-care-testing device (POCT), TRAQ™ can accurately measure wellness areas such as fitness, stress, sleep, energy, and heart health quickly and safely wherever you are. It's accurate (within FDA requirements), fast (seconds to minutes), economical (only a few dollars per test), connected (for tracking, sharing, or to seek actionable tips for improvement), and upcyclable (test cartridges are single use but can be rejuvenated through TRAQ's upcycling program). Validated by sponsored third-party clinical trials and field tested by Olympic athletes (past and present), TRAQ is getting ready to scale production of its handheld POCT device and test cartridges.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold improvement	3 years
Machinery and Equipment	3 years
Furniture and Fixtures	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its royalty interest in the License Agreement dated May 19, 2016 (the "License") with the University of California San Diego ("UCSD") related to an invention of Mouthguard-like devices titled "Mouth-based Amperometric Sensors and Biofuel Cells". When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the 5 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company through the following three revenue streams:

1) Direct product sales through partner channels (co-branded) for both the handheld sensor - the "Stone" - and the test cartridges. These test cartridges are both single purchase as well as subscription-based;

2) Freemium model, with test results made available for free, and premium tiers offering both actionable insights (helping answer the question "What do I did with these results?") and live connection with coaches for more specific help;

3) While users own all their data and can share with whomever they wish, TRAQ™ offers discounts on future purchases if users agree to share their anonymized data. This data can be used by scientists and researchers for general population health or even tracking outbreaks...or pandemics.

Cost of sales

Costs of goods sold include the cost of goods sold, cost of labor, freight and delivery etc.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

	Jan - Dec 21
Other Current Assets	
1150 · **Other Receivable**	
1160 · **Due from NWV II**	36,866.00
1190 · **Due from StartEngine**	3,286.81
Total Other Current Assets	40,152.81

Other current liabilities consist of the following items:

	Dec 31, 21
Other Current Liabilities	
Total 2200 · **Intercompany Payable**	439,540.88
Total 2250 · **Notes Payable - Current**	125,000.00
Total 2260 · **Interest Payable - Current**	2,584.94
Total Other Current Liabilities	567,125.82
Total Current Liabilities	610,506.55

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

	Dec 31, 21
Fixed Assets	
1600 · **Property & Equipment**	
1610 · **Machinery & Equipment**	72,380.34
1620 · **Computer Hardware**	8,904.98
1630 · **Furniture & Fixtures**	5,100.00
Total 1600 · Property & Equipment	86,385.32
1700 · **Accumulated Depreciation**	
1710 · **Accum. Deprec. - Machinery**	-72,380.34
1720 · **Accum. Deprec. - Hardware**	-8,904.98
1730 · **Accum. Deprec. - Furniture**	-5,100.00
Total 1700 · Accumulated Depreciation	-86,385.32
Total Fixed Assets	0.00

5.   INTANGIBLE ASSETS

As of December 31, 2021, intangible asset consist of:

	Dec 31, 21
Other Assets	
1800 · **Intangible Assets**	20,100.00
1850 · **Accumulated Amortization**	-16,080.00
Total Other Assets	4,020.00

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2021	$ (4,020)
2022	(4,020)
2023	-
2024	-
Thereafter	-
Total	**$ (8,040)**

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Shareholders	Ownership
NWV Opportunity Fund II (NextWave Ventures)	42.97%
Leadership & Management (Pelagic Group)	34.58%
Joseph Wang (co-founder)	3.03%
Patrick Mercier (co-founder)	3.03%
Barton Family Trust (Tom)*	7.14%
DKJ RAM*	6.63%
Other	2.61%
Totals	**100.0%**

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 108,863	1.00%	3/5/2020	3/5/2022	$ 635	$ 635	$ 72,575	$ 36,288	$ 108,863
Total	**$ 108,863**				**$ 635**	**$ 635**	**$ 72,575**	**$ 36,288**	**$ 108,863**

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Pelagic Group	$ -	not set	Fiscal Year 2020	No set maturity	-	-	190,239	-	$ 190,239	-	-	$ 30,000	$ -	30,000
Total	**$ -**				**$ -**	**$ -**	**$ 190,239**	**$ -**	**$ 190,239**	**$ -**	**$ -**	**$ 30,000**	**$ -**	**$ 30,000**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8.   RELATED PARTY

MouthSense gave $21,000 of inter-company loan to the sister company called SmartFoam, owned by NWV Opportunity Fund II. The loan bears no interest rate and has no defined maturity date.

In the past, the company received an Inter-company loan from one of the owners, a legal entity Pelagic Group. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, the outstanding balance of the loan was $190,239.

In the period from June 28, 2021 until July 30, 2021, the company received the several loans from the sister company SmartFoam, in the aggregate amount of $ 17,800. The loan bears no interest rate and has no defined maturity date

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 7, 2021 the date the financial statements were available to be issued.

In the period from June 28, 2021 until July 30, 2021, the company received the several loans from the sister company SmartFoam, in the aggregate amount of $ 17,800. The loan bears no interest rate and has no defined maturity date

On June 24, 2021, full forgiveness of PPP was processed by US SBA.

In 2021, the Company converted to C Corp and changed its legal name from Mouthsense, LLC to TRAQ, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

MOUTHSENSE, LLC DBA TRAQ

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Mouthsense, LLC DBA. Traq
Carlsbad, California

We have reviewed the accompanying financial statements of Mouthsense, LLC DBA. Traq (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 7, 2021
Los Angeles, California

Mouthsense, LLC DBA. Traq
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 5,371	$ 104,443
Due from related parties	21,000	-
Prepaids and other current assets	1,667	1,667
Total current assets	**28,038**	**106,110**
Property and Equipment, net	3,052	7,851
Intangible assets	8,040	12,060
Total assets	**$ 39,130**	**$ 126,021**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 42,618	$ 63,682
Convertible Note	-	900,000
Shareholder Loan	190,239	30,000
Current portion of promissory Note and loans	72,575	-
Other current liabilities	525	23,353
Total current liabilities	**305,957**	**1,017,035**
Promissory Note and loans	36,288	-
Total liabilities	**342,245**	**1,017,035**
MEMBERS' EQUITY		
Members' equity	(303,114)	(891,014)
Total members' equity	**(303,114)**	**(891,014)**
Total liabilities and members' equity	**$ 39,130**	**$ 126,021**

See accompanying notes to financial statements.

MOUTHSENSE, LLC DBA. TRAQ
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	67,000	$	-
Cost of goods sold		29,906		-
Gross profit		37,094		-
Operating expenses				
General and administrative		665,877		1,013,490
Research and development		20,813		82,347
Sales and marketing		264		95
Total operating expenses		686,953		1,095,932
Operating income/(loss)		(649,860)		(1,095,932)
Interest expense		22,780		23,353
Other Loss/(Income)		(66,466)		(11,398)
Income/(Loss) before provision for income taxes		(606,174)		(1,107,887)
Provision/(Benefit) for income taxes		1,833		2,100
Net income/(Net Loss)	**$**	**(608,007)**	**$**	**(1,109,987)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	$ 218,674
Shared-based compensation	299
Net income/(loss)	(1,109,987)
Balance—December 31, 2019	$ (891,014)
Debt to Equity Conversion	$ 1,195,608
Shared-based compensation	299
Net income/(loss)	(608,007)
Balance—December 31, 2020	$ (303,114)

See accompanying notes to financial statements.

MOUTHSENSE, LLC DBA. TRAQ
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(608,007)	$	(1,109,987)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared-based compensation		299		299
Depreciation of property		7,449		29,337
Amortization of intangible assets		4,020		4,020
Changes in operating assets and liabilities:				
Acount receivables		(21,000)		240,500
Prepaids and other current assets		-		336
Account Payables		(21,065)		(23,581)
Other current liabilities		(22,828)		8,914
Net cash provided/(used) by operating activities		**(661,132)**		**(850,163)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(2,650)		(11,369)
Net cash provided/(used) in investing activities		**(2,650)**		**(11,369)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		295,608		-
Borrowing on loan		108,863		
Borrowing on Shareholder loan		160,239		30,000
Borrowing on Convertible Note		-		900,000
Net cash provided/(used) by financing activities		**564,711**		**930,000**
Change in cash		(99,071)		68,468
Cash—beginning of year		104,443		35,974
Cash—end of year	**$**	**5,371**	**$**	**104,443**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	22,780	$	23,353
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Mouthsense, LLC was formed on February 04, 2016 in the state of Delaware. The financial statements of Mouthsense, LLC DBA. Traq (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

Initially developed for the US Air Force in advanced biotechnology research labs with over $32M of government funding, TRAQ™ has made the jump from lab-to-market with the ability to measure your health & wellness using non-invasive saliva tests in real-time. Personalized diagnostics.

With its handheld point-of-care-testing device (POCT), TRAQ™ can accurately measure wellness areas such as fitness, stress, sleep, energy, and heart health quickly and safely wherever you are. It's accurate (within FDA requirements), fast (seconds to minutes), economical (only a few dollars per test), connected (for tracking, sharing, or to seek actionable tips for improvement), and upcyclable (test cartridges are single use but can be rejuvenated through TRAQ's upcycling program). Validated by sponsored third-party clinical trials and field tested by Olympic athletes (past and present), TRAQ is getting ready to scale production of its handheld POCT device and test cartridges.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold improvement	3 years
Machinery and Equipment	3 years
Furniture and Fixtures	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its royalty interest in the License Agreement dated May 19, 2016 (the "License") with the University of California San Diego ("UCSD") related to an invention of Mouthguard-like devicestitled "Mouth-based Amperometric Sensors and Biofuel Cells". When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the 5 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company through the following three revenue streams:

1) Direct product sales through partner channels (co-branded) for both the handheld sensor - the "Stone" - and the test cartridges. These test cartridges are both single purchase as well as subscription-based;

2) Freemium model, with test results made available for free, and premium tiers offering both actionable insights (helping answer the question "What do I did with these results?") and live connection with coaches for more specific help;

3) While users own all their data and can share with whomever they wish, TRAQ™ offers discounts on future purchases if users agree to share their anonymized data. This data can be used by scientists and researchers for general population health or even tracking outbreaks...or pandemics.

Cost of sales

Costs of goods sold include the cost of goods sold, cost of labor, freight and delivery etc.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 1,667	$ 1,667
Total Prepaids and other current asset	**$ 1,667**	**$ 1,667**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued interest	$ 525	$ 23,353
Total Other Current Liabilities	**$ 525**	**$ 23,353**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery & Equipment	$ 72,380	$ 72,380
Computer Hardware	8,905	8,905
Furniture and Fixtures	5,100	2,450
Property and Equipment, at Cost	**86,385**	**83,735**
Accumulated depreciation	(83,333)	(75,884)
Property and Equipment, Net	**$ 3,052**	**$ 7,851**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $7,499 and $29,337 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020	2019
License agreement	$ 20,100	20,100
Intangible assets, at cost	**20,100**	**20,100**
Accumulated amortization	(12,060)	(8,040)
Intangible assets, Net	**$ 8,040**	**$ 12,060**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $2,010 and $2,010 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (4,020)
2022	(4,020)
2023	-
2024	-
Thereafter	-
Total	**$ (8,040)**

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
NWV Opportunity Fund II, LP	43.5%
Pelagic Group	35.0%
Patrick Mercier	3.1%
Joesph Wang	3.1%
DKJ RAM	6.7%
Lasch Trust	1.4%
Barton Trust	7.2%
TOTAL	**100.0%**

7.   UNITBASED COMPENSATION

During 2016, the Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 342,777 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2017
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	50,000	$ 0.02	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	50,000	$ 0.02	7.31
Exercisable Options at December 31, 2019	50,000	$ 0.02	7.31
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	50,000	$ 0.02	6.30
Exercisable Options at December 31, 2020	50,000	$ 0.02	6.30

Unit option expense for the years ended December 31, 2020 and December 31, 2019 was $299 and $299, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 108,863	1.00%	3/5/2020	3/5/2022	$ 635	$ 635	$ 72,575	$ 36,288	$ 108,863
Total	$ 108,863				$ 635	$ 635	$ 72,575	$ 36,288	$ 108,863

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 72,575
2022	36,288
2023	-
2024	-
Thereafter	-
Total	**$ 108,863**

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Pelagic Group	$ -	not set	Fiscal Year 2020	No set maturity	-	-	190,239	-	$ 190,239	-	-	$ 30,000	$ -	30,000
Total	$ -				$ -	$ -	$ 190,239	$ -	$ 190,239	$ -	$ -	$ 30,000	$ -	$ 30,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

During 2019, the company issued convertible notes to several investors. The following are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 900,000	6.00%	Fiscal Year 2019	1/4/2020	-	-	-	-	-	23,104	23,104	900,000	$ -	900,000
Total					$ -	$ -	$ -	$ -	$ -	$ 23,104	$ 23,104	$ 900,000	$ -	$ 900,000

The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean a price per share of Common Stock, equal to the greater of (i) the Fair Market Value of a share of Common Stock, calculated on a Fully Diluted Basis, immediately prior to the Maturity Date, or (ii) a price per share of Common Stock, determined by dividing $7,850,000 by the number of shares of Common Stock of the Company outstanding on the date of determination, on a Fully Diluted Basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9.   RELATED PARTY

MouthSense gave $21,000 of inter-company loan to the sister company called SmartFoam, onwed by NWV Opportunity Fund II. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $21,000 and $0.

In the past, the company received an Inter-company loan from one of the owners, a legal entity Pelagic Group. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $190,239 and $ 30,000.

In the period from June 28, 2021 until July 30, 2021, the company received the several loans from the sister company SmartFoam, in the aggregate amount of $ 17,800. The loan bears no interest rate and has no defined maturity date

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 7, 2021 the date the financial statements were available to be issued.

In the period from June 28, 2021 until July 30, 2021, the company received the several loans from the sister company SmartFoam, in the aggregate amount of $ 17,800. The loan bears no interest rate and has no defined maturity date

On June 24, 2021, full forgiveness of PPP was processed by US SBA.
The company will eventually convert into C corporation, but the process has not been started yet.
There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $649,860, an operating cash flow loss of $661,132 and liquid assets in cash of $5,371, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, JMS, Principal Executive Officer of TRAQ, Inc., hereby certify that the financial statements of TRAQ, Inc. included in this Report are true and complete in all material respects.

JMS

CEO